Exhibit 99.1

Inspira™ Technologies Reports Third Quarter 2022 Financial Results

As of September 30, 2022, the Company had $16.2 million in cash, cash equivalents, and short-term bank deposits.

November 23, 2022

Ra’anana, Israel – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today its financial results for the third quarter ended September 30, 2022.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated:

“Our research and development programs continue to progress towards meeting our strategic targets. In the first quarter of 2023 we plan to see an important component of the INSPIRATM ART system, our HYLATM blood sensor, commence a clinical study to be performed alongside patients undergoing cardio-pulmonary bypass surgery. The study is designed to integrate clinical research into the product development cycle. The HYLATM blood sensor is being designed as a non-invasive blood sensor to perform continuous blood parameter measurements in real-time, assisting physicians in the monitoring of a patient’s clinical condition and alerting of a sudden change in the patient’s vital signs, which may require immediate medical attention, and which may potentially save lives.

The Company is well funded to achieve its immediate goals, as it strategically advances towards the preparation for entering the verification and validation (V&V) process, a pre-requisite for, and to be followed by, the planned submission for U.S. Food and Drug Administration (FDA) clearance of our ALICETM Device.”

Highlights:

➢	November 22, 2022 - Inspira Technologies announced a strategic agreement in Europe, with a potential value of $26.1 million for the deployment of 1,364 HYLA™ blood sensors. The agreement is for a five-year period and is subject to regulatory approvals.

➢	November 10, 2022 - Inspira Technologies announced the grant of a patent by the Israeli Patent Office for a key safety component for the INSPIRA™ ART system.

➢	September 7, 2022 - Inspira Technologies announced the performance of a HYLA™ blood sensor in-vivo study, in preparation for a planned clinical study. The in-vivo study team included leading ICU and respiratory specialists from the Company’s Scientific Advisory Board.

➢	July 11, 2022 - Inspira™ Technologies announced the ALICE™ Device, designed as a cardiopulmonary bypass (CPB) or heart-lung bypass device, designed to oxygenate and circulate blood for up to six hours during cardiac surgery.

➢	July 7, 2022 - Inspira™ Technologies announced a strategic agreement in the U.S. with a potential value of $59 million for the deployment of 3,889 HYLA™ blood sensors. The agreement is for a three-year period and is subject to regulatory approvals.

➢	July 6, 2022 - Inspira Technologies announced the research and development of the HYLATM non-invasive blood sensor designed to assist physicians in monitoring a patient’s clinical condition, potentially targeting the $2.5 billion arterial blood gas (ABG) market.

Financial Results for the Nine Months Ended September 30, 2022

Research and development expenses for the nine months ended September 30, 2022, were $6.2 million, compared to $1.7 million for the corresponding period in 2021. The increase is a result of the Company’s recruitment of specialized manpower and the expanded research and development of its new technologies and operations.

Marketing expenses for the nine months ended September 30, 2022, were $1.0 million compared to $391,000 for the corresponding period in 2021. The increase is attributable to increases in marketing, payroll, and share-based compensation expenses. Marketing activities commenced in the first quarter of 2021 and became more intensive with the Company’s need to create brand awareness and explore go-to-market capabilities.

General and administrative (G&A) expenses for the nine months ended September 30, 2022, were $4.3 million, compared to $3.4 million for the corresponding period in 2021. The increase resulted primarily from an increase in payroll and related expenses, as well as to costs associated with the Company’s status as a publicly traded company following its initial public offering (IPO) on Nasdaq in July 2021. The increase in existing and new expenses included professional fees, director fees, and directors’ and officers’ insurance costs.

Finance income for the nine months ended September 30, 2022, was $4.5 million, compared to finance expenses in the amount of $573,000 for the corresponding period in 2021. The increase in finance income derived from the calculation of the fair value of the Company’s financial equity liabilities to pre-IPO and IPO investors, in addition to the fluctuation in the USD exchange rate during the first half of 2022.

Net loss for the nine months ended September 30, 2022, was $7.1 million, compared to a net loss of $6 million for the nine months ended September 30, 2021.

Financial Highlights for the Quarter ended September 30, 2022

Research and development expenses for the three months ended September 30, 2022, were $1.95 million, an increase of $1.37 million compared to $581,000 in research and development expenses for the corresponding period in 2021. The increase was attributable to the Company’s stage and progress of the research and development process.

General and administrative expenses for the three months ended September 30, 2022, were $1.4 million, compared to $2.2 million for the corresponding period in 2021. The decrease is attributed to professionals’ fees, finders’ fees and IPO related expenses throughout the period when the Company went public in the third quarter of 2021.

Sales and marketing expenses for the three months ended September 30, 2022, were $301,000, compared to $147,000 for the corresponding period in 2021.

Balance Sheet Highlights

Cash, cash equivalents, and short-term bank deposits were $16.2 million as of September 30, 2022, compared to $23.7 million as of December 31, 2021.

Financial liabilities at fair value totaled $491,000 as of September 30, 2022, compared to $3.2 million as of December 31, 2021. The financial liabilities represent the fair value of the Company’s equity liabilities to pre-IPO and IPO investors.

As of September 30, 2022, the Company’s shareholders’ equity totaled $14.9 million, compared to shareholders’ equity totaling $20.3 million as of December 31, 2021.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company is researching and developing a breakthrough Augmented Respiration Technology (INSPIRA™ ART), designed to rebalance patient oxygen saturation levels. The Company’s technology potentially allows patients to remain awake during treatment while minimizing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s product has not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com/.

Forward-Looking Statement Disclaimer

➢	This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the progress of its research and development programs, the timing, and design, of its clinical studies, the benefits to be derived from its products, that it is well funded to achieve its immediate goals and the expectation of the submission of its products for FDA clearance. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Investor Relations, MS-IR LLC

Miri Segal,

+917-607-8654 msegal@ms-ir.com

US Public Relations

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

IINN@redchip.com

MRK-ARS-041 Copyright © 2018-2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

UNAUDITED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
(US dollars in thousands)

	September 30,	December 31,
	2022	2021

ASSETS
Current Assets:
Cash and cash equivalents	6,134	23,749
Cash deposits	10,082	-
Other accounts receivable	578	639
Restricted cash	53	120
Total current assets	16,847	24,508

Non-Current Assets:
Right of use assets, net	1,140	1,160
Property, plant and equipment, net	283	202
Total non-current assets	1,423	1,362
Total Assets	18,270	25,870

	September 30,	December 31,
	2022	2021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	121	93
Other accounts payable	1,310	725
Lease liabilities	330	281
Financial Liabilities at Fair Value	491	3,215
Total current liabilities	2,252	4,314

Non-Current Liabilities:
Lease liabilities	777	900
Loan from the Israeli Innovation Authority	302	302
Total non- current liabilities	1,079	1,202

Shareholders’ Equity:
Share capital and premium	52,958	48,935
Foreign exchange reserve	(2,083)	210
Accumulated deficit	(35,936)	(28,791)
Total equity	14,939	20,354
Total Liabilities and Shareholders’ Equity	18,270	25,870

UNAUDITED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(US dollars in thousands)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021

Research and development expenses	1,948	581	6,242	1,685
Marketing expenses	301	147	1,078	391
General and administrative expenses	1,357	2,215	4,293	3,425
Operating loss	3,606	2,943	11,613	5,501
Finance (income)	(69)	(5,529)	(4,508)	(24)
Finance expenses	135	370	40	597
Loss (profit) before tax	3,672	(2,216)	7,145	6,074
Taxes on income
Loss (profit) for the period	3,672	(2,216)	7,145	6,074
Other comprehensive loss (profit), net of tax:
Items that will not be reclassified to profit or loss:
Exchange profits(losses) arising on translation to presentation currency	(58)	288	(2,293)	255
Total comprehensive loss for the period	3,730	(2,504)	9,438	5,819

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US dollars in thousands)

For the Three-Month Period Ended September 30, 2022 (Unaudited):

	Share capital and premium	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance on June 30, 2022
Changes during the period:	52,042	(2,025)	(32,264)	17,753
Loss for the period	-	-	(3,672)	(3,672)
Other comprehensive loss	-	(58)	-	(58)
Total comprehensive loss	-	(58)	(3,672)	(3,730)
Share-based compensation	916	-	-	916
Balance on September 30, 2022	52,958	(2,083)	(35,936)	14,939

For the Nine-Month Period Ended September 30, 2022 (Unaudited):

	Share capital and premium	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance on January 01, 2022
Changes during the period:	48,935	210	(28,791)	20,354
Loss for the period	-	-	(7,145)	(7,145)
Other comprehensive loss	-	(2,293)	-	(2,293)
Total comprehensive loss	-	(2,293)	(7,145)	(9,438)
Share-based compensation	4,023	-	-	4,023
Balance on September 30, 2022	52,958	(2,083)	(35,936)	14,939